UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                 (Amendment No. __)*

                               VANGUARD AIRLINES, INC.
                                   (Name of Issuer)

                            Common Stock, $0.001 par value
                            (Title of Class of Securities)

                                     922018-10-9
                                    (CUSIP Number)

                                  Donald S. Scherer
                   Howard, Rice, Nemerovski, Canady, Falk & Rabkin,
                              A Professional Corporation
                         Three Embarcadero Center, Suite 700
                               San Francisco, CA  94111
                                    (415) 434-1600
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                    March 20, 1998
                            (Date of Event which Requires
                              Filing of this Statement)

          If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box [].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Exhibit Index on Page 29
                                    Total Pages 30








     CUSIP No. 922018-10-9           SCHEDULE 13D                   Page 2 of 30


       1   Name of Reporting Person                         H&Q LONDON VENTURES

           IRS Identification No. of Above Person                    94-2966540

       2   Check the Appropriate Box if a Member of a Group           (a)  [ ]

                                                                      (b)  [x]
       3   SEC USE ONLY

       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]


       6   Citizenship or Place of Organization                         England


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                  46,087,343*
        BENEFICIALLY
       OWNED BY EACH
         REPORTING        9    Sole Dispositive Power                    -0-
        PERSON WITH
                         10    Shared Dispositive Power             46,087,343*


       11   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                        46,087,343*


       12   Check Box if the Aggregate Amount in Row 11 Excludes
            Certain Shares                                                 [ ]


       13   Percent of Class Represented by Amount in Row 11             68.7%*

       14   Type of Reporting Person                                         PN



     *   See response to Item 5.








     CUSIP No. 922018-10-9           SCHEDULE 13D                   Page 3 of 30


       1   Name of Reporting Person                     H&Q TSP INVESTORS, L.P.

           IRS Identification No. of Above Person                    94-3203715

       2   Check the Appropriate Box if a Member of a Group           (a)  [ ]

                                                                      (b)  [x]
       3   SEC USE ONLY

       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]


       6   Citizenship or Place of Organization                        Delaware


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                  46,087,343*
        BENEFICIALLY
       OWNED BY EACH
         REPORTING        9    Sole Dispositive Power                    -0-
        PERSON WITH
                         10    Shared Dispositive Power             46,087,343*


       11   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                        46,087,343*


       12   Check Box if the Aggregate Amount in Row 11 Excludes
            Certain Shares                                                 [ ]


       13   Percent of Class Represented by Amount in Row 11              68.7*

       14   Type of Reporting Person                                         PN



     *   See response to Item 5.








     CUSIP No. 922018-10-9           SCHEDULE 13D                   Page 4 of 30


       1   Name of Reporting Person                  H&Q TSP II INVESTORS, L.P.

           IRS Identification No. of Above Person                    94-3268515

       2   Check the Appropriate Box if a Member of a Group           (a)  [ ]

                                                                      (b)  [x]
       3   SEC USE ONLY

       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]


       6   Citizenship or Place of Organization                        Delaware


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                  46,087,343*
        BENEFICIALLY
       OWNED BY EACH
         REPORTING        9    Sole Dispositive Power                    -0-
        PERSON WITH
                         10    Shared Dispositive Power             46,087,343*


       11   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                        46,087,343*


       12   Check Box if the Aggregate Amount in Row 11 Excludes
            Certain Shares                                                 [ ]


       13   Percent of Class Represented by Amount in Row 11             68.7%*

       14   Type of Reporting Person                                         PN



     *   See response to Item 5.








     CUSIP No. 922018-10-9           SCHEDULE 13D                   Page 5 of 30


       1   Name of Reporting Person                        RVR SECURITIES CORP.

           IRS Identification No. of Above Person                    94-3181298

       2   Check the Appropriate Box if a Member of a Group           (a)  [ ]

                                                                      (b)  [x]
       3   SEC USE ONLY

       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]


       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                  46,087,343*
        BENEFICIALLY
       OWNED BY EACH
         REPORTING        9    Sole Dispositive Power                    -0-
        PERSON WITH
                         10    Shared Dispositive Power             46,087,343*


       11   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                        46,087,343*


       12   Check Box if the Aggregate Amount in Row 11 Excludes
            Certain Shares                                                 [ ]


       13   Percent of Class Represented by Amount in Row 11             68.7%*

       14   Type of Reporting Person                                         CO



     *   See response to Item 5.








     CUSIP No. 922018-10-9           SCHEDULE 13D                   Page 6 of 30


       1   Name of Reporting Person          HAMBRECHT & QUIST VENTURE PARTNERS

           IRS Identification No. of Above Person                    94-2949080

       2   Check the Appropriate Box if a Member of a Group           (a)  [ ]

                                                                      (b)  [x]
       3   SEC USE ONLY

       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]


       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                  46,087,343*
        BENEFICIALLY
       OWNED BY EACH
         REPORTING        9    Sole Dispositive Power                    -0-
        PERSON WITH
                         10    Shared Dispositive Power             46,087,343*


       11   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                        46,087,343*


       12   Check Box if the Aggregate Amount in Row 11 Excludes
            Certain Shares                                                 [ ]


       13   Percent of Class Represented by Amount in Row 11             68.7%*

       14   Type of Reporting Person                                         PN



     *   See response to Item 5.








     CUSIP No. 922018-10-9           SCHEDULE 13D                   Page 7 of 30


       1   Name of Reporting Person    HAMBRECHT & QUIST MANAGEMENT CORPORATION

           IRS Identification No. of Above Person                    94-2917770

       2   Check the Appropriate Box if a Member of a Group           (a)  [ ]

                                                                      (b)  [x]
       3   SEC USE ONLY

       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]


       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                  46,087,343*
        BENEFICIALLY
       OWNED BY EACH
         REPORTING        9    Sole Dispositive Power                    -0-
        PERSON WITH
                         10    Shared Dispositive Power             46,087,343*


       11   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                        46,087,343*


       12   Check Box if the Aggregate Amount in Row 11 Excludes
            Certain Shares                                                 [ ]


       13   Percent of Class Represented by Amount in Row 11             68.7%*

       14   Type of Reporting Person                                         CO



     *   See response to Item 5.








     CUSIP No. 922018-10-9           SCHEDULE 13D                   Page 8 of 30


       1   Name of Reporting Person      H&Q TSP INVESTMENT MANAGEMENT CO., LLC

           IRS Identification No. of Above Person                    94-3203714

       2   Check the Appropriate Box if a Member of a Group           (a)  [ ]

                                                                      (b)  [x]
       3   SEC USE ONLY

       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]


       6   Citizenship or Place of Organization                        Delaware


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                  46,087,343*
        BENEFICIALLY
       OWNED BY EACH
         REPORTING        9    Sole Dispositive Power                    -0-
        PERSON WITH
                         10    Shared Dispositive Power             46,087,343*


       11   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                        46,087,343*


       12   Check Box if the Aggregate Amount in Row 11 Excludes
            Certain Shares                                                 [ ]


       13   Percent of Class Represented by Amount in Row 11             68.7%*

       14   Type of Reporting Person                                         OO



     *   See response to Item 5.








     CUSIP No. 922018-10-9           SCHEDULE 13D                   Page 9 of 30


       1   Name of Reporting Person       H&Q TSP II INVESTMENT MANAGEMENT, LLC

           IRS Identification No. of Above Person                    94-3268512

       2   Check the Appropriate Box if a Member of a Group           (a)  [ ]

                                                                      (b)  [x]
       3   SEC USE ONLY

       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]


       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                  46,087,343*
        BENEFICIALLY
       OWNED BY EACH
         REPORTING        9    Sole Dispositive Power                    -0-
        PERSON WITH
                         10    Shared Dispositive Power             46,087,343*


       11   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                        46,087,343*


       12   Check Box if the Aggregate Amount in Row 11 Excludes
            Certain Shares                                                 [ ]


       13   Percent of Class Represented by Amount in Row 11             68.7%*

       14   Type of Reporting Person                                         OO



     *   See response to Item 5.








     CUSIP No. 922018-10-9           SCHEDULE 13D                  Page 10 of 30


       1   Name of Reporting Person                HAMBRECHT & QUIST CALIFORNIA

           S.S. No. of Above Person                                  94-2856927

       2   Check the Appropriate Box if a Member of a Group           (a)  [ ]

                                                                      (b)  [x]
       3   SEC USE ONLY

       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]


       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power               46,087,343*
        BENEFICIALLY
       OWNED BY EACH
         REPORTING        9    Sole Dispositive Power                    -0-
        PERSON WITH
                         10    Shared Dispositive Power          46,087,343*


       11   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                        46,087,343*


       12   Check Box if the Aggregate Amount in Row 11 Excludes
            Certain Shares                                                 [ ]


       13   Percent of Class Represented by Amount in Row 11             68.7%*

       14   Type of Reporting Person                                         CO



     *   See response to Item 5.








     CUSIP No. 922018-10-9           SCHEDULE 13D                  Page 11 of 30


       1   Name of Reporting Person                     HAMBRECHT & QUIST GROUP

           S.S. No. of Above Person                                  94-3246636

       2   Check the Appropriate Box if a Member of a Group           (a)  [ ]

                                                                      (b)  [x]
       3   SEC USE ONLY

       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]


       6   Citizenship or Place of Organization                        Delaware


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power               46,087,343*
        BENEFICIALLY
       OWNED BY EACH
         REPORTING        9    Sole Dispositive Power                    -0-
        PERSON WITH
                         10    Shared Dispositive Power          46,087,343*


       11   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                     46,087,343*


       12   Check Box if the Aggregate Amount in Row 11 Excludes
            Certain Shares                                                 [ ]


       13   Percent of Class Represented by Amount in Row 11             68.7%*

       14   Type of Reporting Person                                         CO



     *   See response to Item 5.








     CUSIP No. 922018-10-9           SCHEDULE 13D                  Page 12 of 30


       1   Name of Reporting Person                        WILLIAM R. HAMBRECHT

           IRS Identification No. of Above Person                   ###-##-####

       2   Check the Appropriate Box if a Member of a Group           (a)  [ ]

                                                                      (b)  [ ]
       3   SEC USE ONLY

       4   Source of Funds                                       Not applicable

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]


       6   Citizenship or Place of Organization                   United States


                          7    Sole Voting Power                    13,902,651*

         NUMBER OF
          SHARES          8    Shared Voting Power                  24,205,418*
        BENEFICIALLY
       OWNED BY EACH
         REPORTING        9    Sole Dispositive Power               13,902,651*
        PERSON WITH
                         10    Shared Dispositive Power             24,205,418*


       11   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                        38,108,069*


       12   Check Box if the Aggregate Amount in Row 11 Excludes
            Certain Shares                                                 [ ]


       13   Percent of Class Represented by Amount in Row 11             63.1%*

       14   Type of Reporting Person                                         IN



     *   See response to Item 5.






          CUSIP No. 922018-10-9      SCHEDULE 13D             Page 13 of 30


          Item 1. Security and Issuer.

                  This Schedule 13D relates to the Common Stock, par value $0.001 (the "Common Stock"), of Vanguard Airlines, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Company is located at 7000 Squibb Road, Third Floor, Mission, Kansas 66202. The reporting persons previously filed a Schedule 13G pursuant to Rule 13d-1(d) to report the beneficial ownership of securities of the Issuer. The reporting persons are filing this Schedule 13D to report subsequent acquisitions of securities of the Issuer.

          Item 2. Identity and Background.

                  (a), (b) & (c) The following information is given with respect to the persons filing this statement:

                  H&Q London Ventures is an English partnership formed in 1985 to make venture capital investments, with its principal office at 10 Park Place, London, England SW1A1LP. The general partners of H&Q London Ventures are H&Q Venture Partners (described below) and Second London American Trust P.L.C. H&Q Venture Partners has complete investment authority over the partnership.

                  Second London American Trust P.L.C. is an English investment trust formed in 1889 to engage in the investment business, with its principal office at 10 Park Place, London, England SW1A1LP. The directors of Second London American Trust P.L.C. are:

                                                                Principal
           Name                                                 Occupation
           (Citizenship)      Position      Address             (Business)

           Peter Dicks        Director,     10 Park Place       Chairman,
           (United Kingdom)   Chairman      London, England     Second London
                                            SW1A1LP             American
                                                                Trust
                                                                (investments)

           William            Director      One Bush Street     Advisory
           Easterbrook                      San Francisco, CA   Director,
           (United States)                  94104               Hambrecht &
                                                                Quist
                                                                (investment
                                                                bank)






          CUSIP No. 922018-10-9      SCHEDULE 13D             Page 14 of 30



                                                                Principal
           Name                                                 Occupation
           (Citizenship)      Position      Address             (Business)

           Andrew Gifford     Director      10 Park Place       Chief
           (United Kingdom)                 London, England     Executive,
                                            SW1A1LP             GJW
                                                                Government
                                                                Relations
                                                                Limited
                                                                (consulting)

           Oliver Grace       Director      10 Park Place       Co-chairman,
           (United States)                  London, England     Associated
                                            SW1A1LP             Asset
                                                                Management,
                                                                Inc.
                                                                (investments)

           Christopher Mills  Director      10 Park Place       Investment
           (United Kingdom)                 London, England     Manager, JO
                                            SW1A1LP             Hambo &
                                                                Partners
                                                                (investments)
           Barbara Thomas     Director      10 Park Place       Attorney
           (United Kingdom)                 London, England
                                            SW1A1LP


                  H&Q TSP Investors, L.P. is a Delaware limited partnership formed to invest in the Issuer. Its principal office is at One Bush Street, San Francisco, California 94104. Its Investment General Partner is H&Q TSP Investment Management Co., LLC, and its Administrative General Partner is H&Q Management Corporation, each of which is described below.

                  H&Q TSP II Investors, L.P. is a California limited partnership formed to invest in the Issuer. Its principal office is at One Bush Street, San Francisco, CA 94104. Its Investment General Partner is H&Q TSP II Investment Management, LLC, and its Administrative General Partner is H&Q Management Corporation, each of which is described below.

                  RVR Securities Corp. is a California corporation that is a wholly-owned subsidiary of H&Q California (described below). Its principal office is at One Bush Street, San Francisco, California 94104. The directors and executive officers of RVR Securities Corp. are the following:






          CUSIP No. 922018-10-9      SCHEDULE 13D             Page 15 of 30


                                                               Principal
                                                               Occupation
          Name              Position          Address          (Business)

          Daniel H. Case    Director          One Bush         President,
          III                                 Street           CEO, H&Q Group
                                              San Francisco,
                                              CA 94104

          William R.        Director,         One Bush         Vice Chairman,
          Timken            President         Street           H&Q Group
                                              San Francisco,
                                              CA 94104

          Steven N.         Secretary         One Bush         General
          Machtinger                          Street           Counsel,
                                              San Francisco,   Secretary, H&Q
                                              CA 94104         Group

          Patrick J.        Treasurer         One Bush         CFO, H&Q Group
          Allen                               Street
                                              San Francisco,
                                              CA 94104


                  Hambrecht & Quist Venture Partners ("H&Q Venture Partners") is a California limited partnership formed in 1984 to manage venture capital funds, with its principal office at One Bush Street, San Francisco, California 94104. The general partners of H&Q Venture Partners are H&Q California and
          William R. Hambrecht, each of whom is described below.

                  Hambrecht & Quist Management Corporation ("H&Q Management Corporation") is a California corporation that is a wholly-owned subsidiary of H&Q California (described below). Its principal office is at One Bush Street, San Francisco, California 94104. The directors and executive officers of H&Q Management Corporation are the following:






          CUSIP No. 922018-10-9      SCHEDULE 13D             Page 16 of 30


                                                               Principal
                                                               Occupation
          Name              Position          Address          (Business)

          Standish          Director,         One Bush         Managing
          O'Grady           President         Street           Director, H&Q
                                              San Francisco,   Group
                                              CA 94104

          Patrick J.        Director, VP,     One Bush         CFO, H&Q Group
          Allen             CFO               Street
                                              San Francisco,
                                              CA 94104

          Steven N.         Director, VP,     One Bush         V.P., Sec'y,
          Machtinger        Sec'y             Street           H&Q Group
                                              San Francisco,
                                              CA 94104

          Jackie A.         VP                One Bush         CFO, H&Q
          Berterretche                        Street           Venture
                                              San Francisco,   Department
                                              CA 94104

          Samuel D.         VP                One Bush         VP, H&Q
          Kingsland                           Street           Venture
                                              San Francisco,   Department
                                              CA 94104

          Frederick C.      VP                One Bush         Associate, H&Q
          Wasch                               Street           Venture
                                              San Francisco,   Department
                                              CA 94104


                  H&Q TSP Investment Management Co., LLC, is a Delaware limited liability company formed to serve as the Investment General Partner of H&Q TSP Investors, L.P. (described above). Its four member-managers are as follows:

                                                      Principal Occupation
           Name                  Address              (Business)

           William R. Hambrecht  550 Fifteenth Street President, W.R.
                                 San Francisco, CA    Hambrecht & Co., LLC
                                 94103

           David Golden          One Bush Street      Managing Director,
                                 San Francisco, CA    Investment Banking,
                                 94104                H&Q Group






          CUSIP No. 922018-10-9      SCHEDULE 13D             Page 17 of 30



                                                      Principal Occupation
           Name                  Address              (Business)

           Christopher           One Bush Street      Investment Manager,
           Hollenbeck            San Francisco, CA    H&Q Venture
                                 94104                Department

           Russell Winter        7000 Squibb Rd.      VP of Market and
                                 3rd Flr.             Planning, Vanguard
                                 Mission, KS 66202    Airlines

                  H&Q TSP II Investment Management, LLC is a California limited liability company formed to serve as the Investment General Partner of H&Q TSP II Investors, L.P. (described above). Its four member-managers are as follows:


                                                      Principal Occupation
           Name                  Address              (Business)

           William R. Hambrecht  550 Fifteenth Street President of W.R.
                                 San Francisco, CA    Hambrecht & Co., LLC
                                 94103

           David Golden          One Bush Street      Managing Director,
                                 San Francisco, CA    Investment Banking,
                                 94104                H&Q Group
           Russell Winter        7000 Squibb Rd.      VP of Market and
                                 3rd Flr.             Planning, Vanguard
                                 Mission, KS 66202    Airlines

           Robert Hambrecht      550 Fifteenth Street Director of
                                 San Francisco, CA    Distribution, W.R.
                                 94103                Hambrecht & Co., LLC


                  Hambrecht & Quist California ("H&Q California") is a California corporation wholly owned by H&Q Group (described below), with its principal office at One Bush Street, San Francisco, California 94104. The directors and executive officers of H&Q California are the following:

                                                               Principal
                                                               Occupation
          Name              Position          Address          (Business)

          Daniel H.         Director,         One Bush         President,
          Case III          President CEO     Street           CEO, H&Q Group
                                              San Francisco,
                                              CA 94104






          CUSIP No. 922018-10-9      SCHEDULE 13D             Page 18 of 30


                                                               Principal
                                                               Occupation
          Name              Position          Address          (Business)

          William R.        Director, Vice    One Bush         Vice Chairman,
          Timken            Chairman          Street           H&Q Group
                                              San Francisco,
                                              CA 94104

          Howard B.         Director          c/o              President,
          Hillman                             Hambrecht &      Auto-Trol
                                              Quist            Technology
                                              One Bush         Corp.
                                              Street
                                              San Francisco,
                                              CA 94104

          William E.        Director          c/o              Founder,
          Mayer                               Hambrecht &      Development
                                              Quist            Capital LLC
                                              One Bush
                                              Street
                                              San Francisco,
                                              CA 94104

          William J.        Director          c/o              Professor,
          Perry                               Hambrecht &      Stanford
                                              Quist            University
                                              One Bush
                                              Street
                                              San Francisco,
                                              CA 94104

          Edmund H.         Director          c/o              Vice
          Shea, Jr.                           Hambrecht &      President,
                                              Quist            J.F. Shea
                                              One Bush         Co., Inc.
                                              Street           (construction
                                              San Francisco,   and venture
                                              CA 94104         capital)

          Patrick J.        CFO               One Bush         CFO, H&Q Group
          Allen                               Street
                                              San Francisco,
                                              CA 94104

          Steven N.         General           One Bush         General
          Machtinger        Counsel,          Street           Counsel,
                            Secretary         San Francisco,   Secretary, H&Q
                                              CA 94104         Group






          CUSIP No. 922018-10-9      SCHEDULE 13D             Page 19 of 30


                  Hambrecht & Quist Group ("H&Q Group") is a publicly-held Delaware corporation with its principal office at One Bush Street, San Francisco, California 94104. In addition to being engaged, through its indirect subsidiary, Hambrecht & Quist LLC, in the investment banking and broker-dealer businesses, H&Q Group, directly and through associated entities, is engaged in the venture capital and money management businesses. The directors and executive officers of H&Q Group are the following:

                                                             Principal
                                                             Occupation
          Name             Position         Address          (Business)

          Daniel H.        Director,        One Bush         Same as
          Case III         President, CEO   Street           Position
                                            San Francisco,
                                            CA 94104

          William R.       Director, Vice   One Bush         Same as
          Timken           Chairman         Street           Position
                                            San Francisco,
                                            CA 94104

          Howard B.        Director         c/o Hambrecht    President,
          Hillman                           & Quist          Auto-Trol
                                            One Bush         Technology
                                            Street           Corp.
                                            San Francisco,
                                            CA 94104

          William E.       Director         c/o              Founder,
          Mayer                             Hambrecht &      Development
                                            Quist            Capital LLC
                                            One Bush
                                            Street
                                            San Francisco,
                                            CA 94104






          CUSIP No. 922018-10-9      SCHEDULE 13D             Page 20 of 30


                                                             Principal
                                                             Occupation
          Name             Position         Address          (Business)

          William J.       Director         c/o              Professor,
          Perry                             Hambrecht &      Stanford
                                            Quist            University
                                            One Bush
                                            Street
                                            San Francisco,
                                            CA 94104

          Edmund H.        Director         c/o              Vice
          Shea, Jr.                         Hambrecht &      President,
                                            Quist            J.F. Shea Co.,
                                            One Bush         Inc.
                                            Street           (construction
                                            San Francisco,   and venture
                                            CA 94104         capital)

          Patrick J.       CFO              One Bush         Same as
          Allen                             Street           Position
                                            San Francisco,
                                            CA 94104

          Steven N.        General          One Bush         Same as
          Machtinger       Counsel,         Street           Position
                           Secretary        San Francisco,
                                            CA 94104


                  William R. Hambrecht is a United States citizen, whose business address is 550 Fifteenth Street, San Francisco, CA 94103. His principal occupation is President of W.R. Hambrecht & Co., LLC. Mr. Hambrecht resigned as the Chairman of the Board of H&Q Group effective as of January 1, 1998. Mr. Hambrecht is the trustee and the trustor of The Hambrecht 1980 Revocable Trust ("The Hambrecht Trust"), which purchased certain securities of the Issuer.

                  (d) & (e)   To the best knowledge of the reporting
          persons, during the last five years none of the reporting persons or their officers, directors or controlling persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.






          CUSIP No. 922018-10-9      SCHEDULE 13D             Page 21 of 30


                  (f) All individuals referred to above are United States citizens unless otherwise indicated.


          Item 3. Source and Amount of Funds or Other Consideration.

                  On January 17, 1997, H&Q California agreed to establish a two-year $4.0 million letter of credit in favor of the Issuer's credit card processor on behalf of the Issuer. In consideration for the establishment of the letter of credit, the Issuer issued to H&Q California warrants to purchase up to 4,000,000 shares of Common Stock. Upon execution of the letter of credit, warrants to purchase 1,600,000 shares of Common Stock immediately vested. The remaining warrants to purchase 2,400,000 shares of Common Stock vest quarterly according to the amount of exposure under such letter of credit. As of the date of this filing, warrants to purchase up to 2,618,820 shares of Common Stock have vested. Each warrant expires ten years from the date of issuance with an exercise price of $1.00 per share.

                  On April 28, 1997, the Issuer completed a $10.3 million private sale of 5,150,000 units of securities, for a purchase price of $2.00 per unit. Each unit consisted of one share of Common Stock and two redeemable common stock purchase warrants. Each redeemable common stock purchase warrant entitles the registered holder to purchase one share of Common Stock, at any time over a five year period, at an exercise price of $2.50. In this private placement transaction, the Issuer sold 1,687,500 units to H&Q TSP Investors, L.P., 475,000 units to H&Q TSP II Investors, L.P., 1,135,000 units to H&Q California, and 851,250 units to The Hambrecht Trust. The purchase price was paid by the discharge of various notes issued by the Issuer in favor of the purchasers. The exercise price of these warrants is subject to adjustment in the event the Company issues equity securities raising net proceeds in an aggregate amount of $1,000,000 at a price below $2.00 per share of Common Stock. In such event, the exercise price of the warrants is reduced to the offering price of the equity offering.

                  On May 7, 1997, H&Q California agreed to establish a two year $2.0 million guarantee in favor of the Company's credit card processor on behalf of the Company. This guarantee did not require the use of any funds by H&Q California. As consideration for the establishment of this guarantee, the Company issued to H&Q California warrants to purchase up to 1,030,928 shares of Common Stock at an exercise price of $1.94 per share. Upon execution of the guarantee, 412,371 warrants vested immediately. The remaining 618,557 warrants vest according to the amount of exposure under such guarantee. As of the date of this filing, warrants to purchase up to 721,650 shares of Common Stock have vested. Each warrant expires ten years from the date of issuance.






          CUSIP No. 922018-10-9      SCHEDULE 13D             Page 22 of 30


                  On October 10, 1997, the Issuer distributed, at no cost, to holders of its Common Stock, nontransferable rights to purchase shares of Common Stock (the "Rights"). Each stockholder received two Rights for each share of Common Stock held by such stockholder (the "Rights Offering"). Each stockholder purchasing all of the shares available to him or her could also subscribe to purchase any shares not purchased pursuant to the Rights Offering, subject to proration (the "Oversubscription Privilege"). Each Right entitled the holder to subscribe for and purchase one share of Common Stock for a price of $0.50 per share. On December 10, 1997, the following reporting persons exercised their Rights which resulted in the following shares of Common Stock being issued on January 9, 1998:

                                            Shares of
           Purchaser                       Common Stock   Purchase Price

           H&Q TSP Investors, L.P.          10,029,316     $5,014,658.00

           H&Q TSP II Investors, L.P.          950,000        475,000.00

           H&Q California                    5,689,127      2,844,563.50
           The Hambrecht Trust               4,596,845      2,298,422.50

          The purchasers paid such purchase price in cash from their working capital (if an entity) or from personal funds (in the case of Mr. Hambrecht).

                  On March 20, 1998, the Issuer exchanged outstanding demand notes previously issued to the following persons for new notes convertible into the following number of shares of Common Stock, with such notes expected to be convertible within the next 60 days:

                                       Principal Amount  Convertible Into
           Reporting Person              of New Note      Common Shares

           H&Q TSP Investors, L.P.       $   65,250.00        130,500

           H&Q TSP II Investors, L.P.       151,749.82        303,499

           H&Q California                 4,603,664.31      9,207,328

           The Hambrecht Trust            3,328,528.00      6,657,056

                  Also on March 20, 1998, the Issuer completed a $3,023,620 private sale of 302,362 units of securities at a purchase price of $10 per unit. Each unit consisted of 20 shares of preferred stock (convertible into Common Stock on a 1:1 basis) and warrants to purchase 40 shares of Common Stock. The preferred stock is not convertible, and the warrants are not exercisable, until July 15, 1998; therefore the shares of Common Stock underlying such preferred stock and warrants are not considered beneficially






          CUSIP No. 922018-10-9      SCHEDULE 13D             Page 23 of 30


          owned pursuant to Rule 13d-3(1)(i) under the Securities Exchange Act of 1934 (the "Exchange Act"). In this transaction, The Hambrecht Trust acquired 151,162 units, resulting in 3,023,240 shares of Common Stock and warrants to purchase 6,046,480 shares of Common Stock.

          Item 4. Purpose of Transaction.

                  The reporting persons purchased the securities to obtain or to increase their respective equity interests in the Issuer. Depending on market conditions and other factors, the reporting persons may, at any time or from time to time, sell all or some of their securities of the Issuer, or may purchase additional securities of the Issuer in the open market or in private transactions.

                  Except as set forth above, the reporting persons have no plans or proposals which relate to or would result in the following types of transactions or events:

                  (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

                  (b) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

                  (c) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

                  (d) any material change in the present capitalization or dividend policy of the Company;

                  (e) any other material change in the Company's business or corporate structure;

                  (f) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

                  (g) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (h) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

                  (i) any action similar to those enumerated above.






          CUSIP No. 922018-10-9      SCHEDULE 13D             Page 24 of 30


          Item 5. Interest in Securities of the Issuer.

                  (a) & (b)   Reference is made to Items 7-11 and 13 of
          each of the cover pages to this Schedule, which Items are incorporated by reference herein. According to information furnished to the reporting persons by the Issuer, there were 45,697,316 shares of Common Stock issued and outstanding as of a recent date. The following persons directly own the following
          (i) shares of Common Stock and (ii) derivative securities to acquire shares of Common Stock that are immediately exercisable or convertible (or exercisable or convertible within 60 days of this date):





          CUSIP No. 922018-10-9      SCHEDULE 13D             Page 25 of 30

                                                  Common Stock
                                                      From
                                  Common Stock     Derivative
                  Person         Directly Owned    Securities     Total
          H&Q London Ventures      1,409,091         95,307<F1>  1,504,398

          H&Q TSP Investors,      15,043,974      4,978,547<F2> 20,022,521
          L.P.

          H&Q TSP II Investors,    1,425,000      1,253,499<F3>  2,678,499
          L.P.

          RVR Securities Corp.           -0-        240,000<F4>    240,000

          H&Q California           6,824,127     14,817,798<F5> 21,641,925
                                  __________     __________     __________

              Subtotal            24,702,192     21,385,151     46,087,343

          The Hambrecht Trust      5,543,095      8,359,556<F6> 13,902,651
                                  __________     __________     __________

              TOTAL               30,245,287     29,744,707     59,989,994
                                  ==========     ==========     ==========

<F1>           H&Q London Ventures has warrants to acquire 95,307 shares
          of Common Stock.

<F2>           H&Q TSP Investors, L.P. has (i) warrants to acquire
          4,848,047 shares of Common Stock, and (ii) a note convertible into 130,500 shares of Common Stock.

<F3>           H&Q TSP Investors II, L.P. has (i) warrants to acquire
          950,000 shares of Common Stock, and (ii) a note convertible into 303,499 shares of Common Stock.

<F4>           RVR Securities Corp. has a warrant to acquire 240,000
          shares of Common Stock.

<F5>           H&Q California has (i) warrants to acquire a total of
          5,610,470 shares of Common Stock, consisting of warrants acquired on January 17, 1997, April 28, 1997, and May 7, 1997 (as further described in Item 3 above) that are currently exercisable into up to 2,618,820, 2,270,000, and 721,650 shares of Common Stock, respectively, and (ii) a note convertible into 9,207,328 shares of Common Stock.

<F6>           The Hambrecht Trust beneficially owns (i) warrants to
          acquire 1,702,500 shares of Common Stock, and (ii) a note convertible into 6,657,056 shares of Common Stock. The Hambrecht Trust is not deemed to beneficially own (x) preferred stock, which is convertible into 3,023,240 shares of Common Stock on July 15, 1998, or (y) warrants to acquire 6,046,480 shares of Common Stock, which are exercisable on July 15, 1998.

/TABLE

          CUSIP No. 922018-10-9      SCHEDULE 13D             Page 26 of 30


                  Voting and investment decisions concerning the above securities owned by H&Q London Ventures, H&Q TSP Investors, L.P., H&Q TSP II Investors, L.P., RVR Securities Corp. and H&Q California may be made by or in conjunction with H&Q Venture Partners, H&Q Management Corporation, H&Q TSP Investment Management Co., LLC, H&Q TSP II Investment Management, LLC and H&Q Group. Accordingly, each of the reporting persons may be deemed a member of a group that shares voting and dispositive power over all of the above securities, in which case each Reporting Person would be deemed to have beneficial ownership of an aggregate of 46,087,343 shares of Common Stock (24,702,192 shares of Common Stock owned directly and an additional 21,385,151 shares from derivative securities), which is 68.7% of the outstanding Common Stock (calculated in accordance with Rule 13d-3(d)(1)(i) of the Exchange Act). Although the reporting persons are reporting such securities as if they were members of a group, the filing of this Schedule shall not be construed as an admission by any reporting person that it is a beneficial owner of any securities other than those directly held by such reporting person.

                  Under the definition of "beneficial ownership" in Rule 13d-3 under the Exchange Act, it is also possible that the individual general partners, directors, executive officers, members, and/or managers of the foregoing entities might be deemed the "beneficial owners" of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.

                  William R. Hambrecht may be deemed to share voting and dispositive power over the securities owned by H&Q London Ventures (because he is one of the two general partners of the Investment General Partner of H&Q London Ventures), as well as H&Q TSP Investors, L.P. and H&Q TSP II Investors, L.P. (because he is a managing member of the limited liability companies which are the Investment General Partners of each of those two partnerships). Accordingly, in addition to the securities owned by The Hambrecht Trust (of which he has sole voting and dispositive power), he may be deemed to have shared voting and dispositive power over an additional 24,205,418 shares of Common Stock.

                  The reporting persons are not aware of any other persons named in Item 2 above who beneficially own any shares of Common
          Stock of the Issuer, except that Edmund H. Shea, Jr., a director of H&Q California and H&Q Group, beneficially owns securities of






          CUSIP No. 922018-10-9      SCHEDULE 13D             Page 27 of 30


          the Issuer, which are being reported in a separate Schedule 13D Amendment being filed by Mr. Shea.

                  (c) During the past 60 days, the reporting persons did not effect any transactions in the Issuer's securities other than those set forth in Item 3 above.

                  (d) Not applicable.

                  (e) Not applicable.


          Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  None of the reporting persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


          Item 7. Material to Be Filed as Exhibits.

                  (a) Joint Filing Undertaking.






          CUSIP No. 922018-10-9      SCHEDULE 13D             Page 28 of 30


                                      Signatures

                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

          DATED:  April 3, 1998

          H&Q LONDON VENTURES                H&Q TSP INVESTMENT MANAGEMENT
                                             CO., LLC
          By: /s/ Jackie A. Berterretche
              __________________________     By: /s/ Jackie A. Berterretche
              Jackie A. Berterretche             __________________________
              Attorney-in-Fact                   Jackie A. Berterretche
                                                 Attorney-in-Fact
          H&Q TSP INVESTORS, L.P.
                                             H&Q TSP II INVESTMENT
          By: /s/ Jackie A. Berterretche     MANAGEMENT, LLC
              __________________________
              Jackie A. Berterretche         By: /s/ Jackie A. Berterretche
              Attorney-in-Fact                   __________________________
                                                 Jackie A. Berterretche
          H&Q TSP II INVESTORS, L.P.             Attorney-in-Fact

          By: /s/ Jackie A. Berterretche     HAMBRECHT & QUIST CALIFORNIA
              __________________________
              Jackie A. Berterretche         By: /s/ Patrick J. Allen
              Attorney-in-Fact                   __________________________
                                                 Patrick J. Allen
          RVR SECURITIES CORP.                   Chief Financial Officer

          By: /s/ Steven N. Machtinger       HAMBRECHT & QUIST GROUP
              __________________________
              Steven N. Machtinger           By: /s/ Patrick J. Allen
              Secretary                          __________________________
                                                 Patrick J. Allen
          HAMBRECHT & QUIST VENTURE              Chief Financial Officer
          PARTNERS
                                             WILLIAM R. HAMBRECHT
          By: /s/ Jackie A. Berterretche
              __________________________     By: /s/ Jackie A. Berterretche
              Jackie A. Berterretche             __________________________
              Attorney-in-Fact                   Jackie A. Berterretche
                                                 Attorney-in-Fact
          HAMBRECHT & QUIST MANAGEMENT
          CORPORATION

          By: /s/ Jackie A. Berterretche
              __________________________
              Jackie A. Berterretche
              Attorney-in-Fact






          CUSIP No. 922018-10-9      SCHEDULE 13D             Page 29 of 30


                                    EXHIBIT INDEX

          Exhibit 1           Joint Filing Undertaking            Page 30





          CUSIP No. 922018-10-9      SCHEDULE 13D             Page 30 of 30


                               JOINT FILING UNDERTAKING

                  The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule 13D and any subsequent amendment jointly on behalf of each of such parties.

          DATED:  April 3, 1998.

          H&Q LONDON VENTURES                H&Q TSP INVESTMENT MANAGEMENT
                                             CO., LLC
          By: /s/ Jackie A. Berterretche
              __________________________     By: /s/ Jackie A. Berterretche
              Jackie A. Berterretche             __________________________
              Attorney-in-Fact                   Jackie A. Berterretche
                                                 Attorney-in-Fact
          H&Q TSP INVESTORS, L.P.
                                             H&Q TSP II INVESTMENT
          By: /s/ Jackie A. Berterretche     MANAGEMENT, LLC
              __________________________
              Jackie A. Berterretche         By: /s/ Jackie A. Berterretche
              Attorney-in-Fact                   __________________________
                                                 Jackie A. Berterretche
          H&Q TSP II INVESTORS, L.P.             Attorney-in-Fact

          By: /s/ Jackie A. Berterretche     HAMBRECHT & QUIST CALIFORNIA
              __________________________
              Jackie A. Berterretche         By: /s/ Patrick J. Allen
              Attorney-in-Fact                   __________________________
                                                 Patrick J. Allen
          RVR SECURITIES CORP.                   Chief Financial Officer

          By: /s/ Steven N. Machtinger       HAMBRECHT & QUIST GROUP
              __________________________
              Steven N. Machtinger           By: /s/ Patrick J. Allen
              Secretary                          __________________________
                                                 Patrick J. Allen
          HAMBRECHT & QUIST VENTURE              Chief Financial Officer
          PARTNERS
                                             WILLIAM R. HAMBRECHT
          By: /s/ Jackie A. Berterretche
              __________________________     By: /s/ Jackie A. Berterretche
              Jackie A. Berterretche             __________________________
              Attorney-in-Fact                   Jackie A. Berterretche
                                                 Attorney-in-Fact
          HAMBRECHT & QUIST MANAGEMENT
          CORPORATION

          By: /s/ Jackie A. Berterretche
              __________________________
              Jackie A. Berterretche
              Attorney-in-Fact